BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(877) GPC-ROCK

August 8, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC Request to Withdraw Registration Statement on Form N-2 (Registration No. 333-143870) Filed June 19, 2007.

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), BlackRock Multi-Strategy Hedge Opportunities LLC (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced registration statement on Form N-2 (Registration No. 333-143870 and Accession Number 0000891092-07-002482) (together with all exhibits thereto, the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

        The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. The Registrant has determined that at this time it will continue selling its securities under its currently effective registration statement (Registration No. 333-113831).

        Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is 609-282-8600, Attn: Alice A. Pellegrino. Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Sincerely,

BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC

By: /s/Alice A. Pellegrino
Name: Alice A. Pellegrino Title: Secretary